Exhibit 99.1

BW LPG Limited – Notice of Annual General Meeting 2026

Singapore, 5 May 2026

Notice is hereby given that the 2026 Annual General Meeting of BW LPG Limited will be conducted as per the details below:

Date: Thursday, 28 May 2026
Location: 10 Pasir Panjang Road, Mapletree Business City #18-01, Singapore 117438
Time: 11:30am local time

Please see attached documents for the Notice of Annual General Meeting, Form of Proxy and Recommendation from the Nomination Committee.

For further information, please contact:

Samantha Xu
Chief Financial Officer
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including 22 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide.

Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 400 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.